UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Endo Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock
$.01 par value per share

(Title of Class of Securities)

29264F 20 5

(Cusip Number)

James J. Connors, II
Endo Pharma LLC
320 Park Avenue
NewYork, New York 10022
(212) 751-3939
with a copy to:
Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036-6522
(212)735-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Endo Pharma LLC		I.R.S. Identification Nos. of above persons (entities only): 23-3053410

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 99,330,770

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 99,330,770

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,330,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 75.4%

14.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Kelso Investment Associates V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-372-8774

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): PN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Kelso Equity Partners V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-378-7708

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): PN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Kelso Partners V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-372-8773

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 76,609,096

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 76,609,096

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,609,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.2%

14.	Type of Reporting Person (See Instructions): PN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Philip E. Berney		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Frank K. Bynum, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Michael B. Goldberg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: George E. Matelich		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Frank T. Nickell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Joseph S. Schuchert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: David I. Wahrhaftig		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
CUSIP No. 29264F 20 5

1.	Name of Reporting Person: Thomas R. Wall, IV		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 83,055,263

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 83,055,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,055,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No.1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Endo Pharma LLC, a limited liability company organized under the laws of the State of Delaware (“Endo LLC”), and the other reporting persons named therein with the Securities Exchange Commission (“SEC”) on July, 17, 2000 (the “Filing”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of Endo Pharmaceuticals Holdings Inc. (the “Issuer” or “Endo” ). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this Amendment is to amend and supplement the information contained in Items 3, 4, 5 and 6 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following after the last paragraph in Item 3:

“On February 11, 2003, Endo LLC acquired beneficial ownership of 29,557,536 shares of Common Stock (the “Acquired Shares”) through the exercise of 70,938,030 Endo Warrants held by it. The Endo Warrants were exercised on a cashless basis, whereby Endo LLC received the net number of shares of Common Stock from such exercise taking into account the exercise price of the Endo Warrants ($.01 per share). As a result, no funds were used by the Filing Persons in connection with the exercise of the Endo Warrants.”

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following after the last paragraph of Item 4:

“Endo LLC exercised the Endo Warrants and thereby purchased the Acquired Shares as an investment in the Issuer. Other than as set forth in the Filing, the Filing Persons do not currently have any plans or proposals, which relate to or would result in any of the actions or transactions in clauses (a) through (j) of Item 4 of Schedule 13D. The Filing Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests.

In addition, the Filing Persons reserve the right from time to time to acquire or dispose of the Acquired Shares or the Shares, or to formulate other purposes, plans or proposals regarding the Issuer or any shares of Common Stock held by the Filing Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.”

Item 5.	Interest in Securities of the Issuer
Item 5(a)-(b) is hereby amended and restated in its entirety to read as follows:

“Endo LLC

As of February 12, 2003, the aggregate number of shares of Common Stock that Endo LLC has the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 99,330,770. This number represents approximately 75.4% of the 131,688,712 shares of such Common Stock outstanding as of February 12, 2003. Endo LLC hereby disclaims beneficial ownership of the securities reported herein.

All Other Filing Persons

Because of their direct or indirect ownership of the majority of the Units of Endo LLC, KIA V, KEP V, KP V and the Kelso General Partners may be deemed as possessing the shared power to vote or to direct the vote (and as a result, may under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) an aggregate of 99,330,770 shares of Common Stock. This number of shares represents approximately 75.4% of the 131,688,712 shares of such Common Stock outstanding as of February 12, 2003. However, all such Filing Persons (including Endo LLC) disclaim beneficial ownership of such shares of Common Stock.”

Item 5(c) is hereby amended and restated in its entirety to read as follows:

“Except as set forth in Item 5, and except as described below under the heading “Endo LLC Common Stock Sales,” to the best knowledge of each Filing Person, none of the Filing Persons and no other person described in Item 2 of the Filing has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

Endo LLC Common Stock Sales

On January 21, 2003, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 5,000 shares of Common Stock held by it to certain former executives of the Issuer in connection with the exercise of options held by such former executives.

On February 11, 2003, in order to effectuate the cash less exercise of its Endo Warrants, Endo Pharma LLC carried out a deemed disposition of 32,582 shares of Common Stock to the Issuer.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding the following after the last paragraph of Item 6:

“On February 11, 2003, that certain Joint Filing Agreement, dated as of July 26, 2000, and filed as Exhibit 15 to the Filing was terminated by GSCP and Citigroup with respect to each of GSCP, the Greenwich Funds, TIC, TLAC, GSI, Citigroup, GSILLC, GSCPI, TRVEII and the GS Managing Members (together, the "Terminating Entities"). GSCP and Citigroup, on behalf of the Terminating Entities, infor med Endo LLC that, in their respective views, none of the Terminating Entities had beneficial ownership with respect to the shares of the Issuer held by Endo LLC. As a result, the Terminating Entities have ceased to be Filing Persons. After the Exercise of the Endo Warrants, the Terminating Entities will own approximately 13.66% of the Units of Endo LLC, representing 13,566,689 shares of Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

ENDO PHARMA, LLC

By:	/s/ JEFFREY R. BLACK
Name:	Jeffrey R. Black
Title:	Chief Financial Officer

KELSO INVESTMENT ASSOCIATES V, L.P. BY: Kelso Partners V, L.P., its General Partner

By:	/s/ MICHAEL B. GOLDBERG
Partner

KELSO EQUITY PARTNERS V, L.P.

By:	/s/ MICHAEL B. GOLDBERG
Partner

KELSO PARTNERS V, L.P.

By:	/s/ MICHAEL B. GOLDBERG
Partner

* Philip E. Berney

* Frank K. Bynum, Jr.

* Michael B. Goldberg

* George E. Matelich

* Frank T. Nickell

* Joseph S. Schuchert

* David I. Wahrhaftig

* Thomas R. Wall, IV

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ JAMES J. CONNORS James J. Connors, II Attorney-in-Fact